Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended December 31, 2023 and 2022

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

(Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited) (Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2023	2022	2023	2022
Revenue	3(a)(c)	$58,508	$58,651	$172,506	$173,982
Cost of mine operations
Production costs		22,566	24,603	68,132	76,145
Depreciation and amortization		7,382	7,599	21,560	22,511
Mineral resource taxes		1,372	1,438	4,335	4,286
Government fees and other taxes	4	808	633	2,216	1,973
General and administrative	5	3,073	2,634	8,712	8,060
		35,201	36,907	104,955	112,975
Income from mine operations		23,307	21,744	67,551	61,007

Corporate general and administrative	5	3,228	3,171	10,688	10,204
Property evaluation and business development		562	173	785	376
Foreign exchange loss (gain)		701	850	1,614	(5,146)
(Gain) loss on investments	9	(6,204)	(3,010)	(6,687)	1,257
Share of loss in associates	10	5,680	677	7,025	2,176
Dilution gain on investment in associate	10	-	-	(733)	-
Loss on disposal of plant and equipment	12	8	111	38	431
Impairment of mineral rights and properties	13	-	-	-	20,211
Other expense		1,649	2,507	2,178	2,276
Income (loss) from operations		17,683	17,265	52,643	29,222

Finance income	6	1,561	592	4,797	3,010
Finance costs	6	(51)	(661)	(165)	(1,256)
		19,193	17,196	57,275	30,976

Income tax expense	7	5,123	2,259	15,222	12,157
Net income (loss)		$14,070	$14,937	$42,053	$18,819

Attributable to:
Equity holders of the Company		$10,510	$11,916	$30,777	$20,373
Non-controlling interests	18	3,560	3,021	11,276	(1,554)
		$14,070	$14,937	$42,053	$18,819

Earnings per share attributable to the equity holders of the Company Basic earnings (loss) per share		$0.06	$0.07	$0.17	$0.12
Diluted earnings (loss) per share		$0.06	$0.07	$0.17	$0.11
Weighted Average Number of Shares Outstanding - Basic		176,905,791	176,723,433	176,892,354	176,892,860
Weighted Average Number of Shares Outstanding - Diluted		179,437,206	178,938,856	179,423,769	179,024,844

Approved on behalf of the Board:

(Signed) Ken Robertson
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2023	2022	2023	2022
Net income (loss)		$14,070	$14,937	$42,053	$18,819
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		15,071	15,546	(9,315)	(47,964)
Share of other comprehensive loss in associate	10	239	107	236	(897)
Reclassification to net income upon ownership dilution of investment in associate		-	-	(34)	-
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	9	113	59	5	(1,180)
Other comprehensive income (loss), net of taxes		$15,423	$15,712	$(9,108)	$(50,041)
Attributable to:
Equity holders of the Company		$13,237	$13,075	$(6,834)	$(43,084)
Non-controlling interests	18	2,186	2,637	(2,274)	(6,957)
		$15,423	$15,712	$(9,108)	$(50,041)
Total comprehensive income (loss)		$29,493	$30,649	$32,945	$(31,222)

Attributable to:
Equity holders of the Company		$23,747	$24,991	$23,943	$(22,711)
Non-controlling interests		5,746	5,658	9,002	(8,511)
		$29,493	$30,649	$32,945	$(31,222)

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2023	2023
ASSETS
Current Assets
Cash and cash equivalents	21	$143,280	$145,692
Short-term investments	8	55,015	57,631
Trade and other receivables		240	1,806
Inventories		11,893	8,343
Due from related parties	19	296	88
Income tax receivable		59	582
Prepaids and deposits		7,120	4,906
		217,903	219,048
Non-current Assets
Long-term prepaids and deposits		1,473	871
Reclamation deposits		3,934	6,981
Other investments	9	46,982	15,540
Investment in associates	10	50,757	50,695
Investment properties	11	482	-
Plant and equipment	12	80,285	80,059
Mineral rights and properties	13	317,282	303,426
Deferred income tax assets		-	179
TOTAL ASSETS		$719,098	$676,799
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$52,539	$36,737
Current portion of lease obligation	14	281	269
Deposits received		4,354	4,090
Income tax payable		1,174	144
		58,348	41,240
Non-current Liabilities
Long-term portion of lease obligation	14	117	314
Deferred income tax liabilities		50,470	48,096
Environmental rehabilitation	15	6,457	7,318
Total Liabilities		115,392	96,968
Equity
Share capital		257,210	255,684
Equity reserves		(2,220)	3,484
Retained earnings		256,234	229,885
Total equity attributable to the equity holders of the Company		511,224	489,053
Non-controlling interests	18	92,482	90,778
Total Equity		603,706	579,831
TOTAL LIABILITIES AND EQUITY		$719,098	$676,799

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2023	2022	2023	2022
Cash provided by
Operating activities
Net income (loss)		$14,070	$14,937	$42,053	$18,819
Add (deduct) items not affecting cash:
Finance costs	6	51	661	165	1,256
Income tax expense	7	5,123	2,259	15,222	12,157
Depreciation, amortization and depletion		7,819	8,022	22,834	23,844
(Gain) loss on investments	9	(6,204)	(3,010)	(6,687)	1,257
Share of loss in associates	10	5,680	677	7,025	2,176
Dilution gain on investment in associate	10	-	-	(733)	-
Impairment of mineral rights and properties	13	-	-	-	20,211
Loss on disposal of plant and equipment		8	111	38	431
Share-based compensation	16(b)	765	841	3,502	3,133
Reclamation expenditures		(272)	(370)	(533)	(385)
Income taxes paid		(3,293)	(138)	(9,610)	(6,783)
Interest paid	6	(5)	(9)	(18)	(35)
Changes in non-cash operating working capital	21	(135)	1,680	8,074	3,820
Net cash provided by operating activities		23,607	25,661	81,332	79,901
Investing activities
Plant and equipment
Additions		(2,157)	(4,231)	(8,714)	(10,937)
Proceeds on disposals		377	10	849	10
Mineral rights and properties
Capital expenditures		(14,622)	(11,466)	(38,593)	(34,236)
Reclamation deposits
Paid		(336)	(274)	(365)	(304)
Refund		2,929	-	2,962	-
Other investments
Acquisition	9	(1,246)	(1,932)	(23,305)	(3,702)
Proceeds on disposals	9	263	21	1,103	525
Investment in associates	10	-	(1,181)	(4,982)	(1,938)
Short-term investment
Purchase		(32,000)	(32,020)	(61,464)	(112,304)
Redemption		47,566	26,515	61,103	164,526
Principal received on lease receivable	14	-	53	-	162
Net cash used in investing activities		774	(24,505)	(71,406)	1,802
Financing activities
Principal payments on lease obligation	14	(66)	(164)	(195)	(501)
Cash dividends distributed	16(e)	(2,214)	(2,209)	(4,428)	(4,425)
Non-controlling interests
Distribution	18	(50)	-	(7,298)	(7,256)
Common shares repurchased as part of normal course issuer bid		(274)	-	(846)	(2,078)
Net cash used in financing activities		(2,604)	(2,373)	(12,767)	(14,260)
Effect of exchange rate changes on cash and cash equivalents		2,405	5,688	429	(9,904)
Increase (decrease) in cash and cash equivalents		24,182	4,471	(2,412)	57,539
Cash and cash equivalents, beginning of the period		119,098	166,370	145,692	113,302
Cash and cash equivalents, end of the period		$143,280	$170,841	$143,280	$170,841
Supplementary cash flow information	21

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves				Total equity
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114
Restricted share units vested		503,703	2,307	(2,307)	-	-	-	-	-	-
Share-based compensation		-	-	3,133	-	-	-	3,133	-	3,133
Dividends declared		-	-	-	-	-	(4,425)	(4,425)	-	(4,425)
Common shares repurchased as part of normal course issuer bid		(838,237)	(2,078)	-	-	-		(2,078)		(2,078)
Contribution from non-controlling interests		-	-	-	-	-	-	-		-
Acquisition of La Yesca		-	-	-	-	-	-	-
Distribution to non-controlling interests		-	-	-	-	-	-	-	(7,256)	(7,256)
Comprehensive income		-	-	-	-	(43,084)	20,373	(22,711)	(8,511)	(31,222)
Balance, December 31, 2022		176,771,265	$255,673	$20,195	$25,834	$(45,037)	$229,650	$486,315	$91,951	$578,266
Restricted share units vested		-	11	(11)	-	-	-	-	-	-
Share-based compensation		-	-	709	-	-	-	709	-	709
Distribution to non-controlling interests		-	-	-		-	-	-	(3,624)	(3,624)
Comprehensive income		-	-	-	-	1,794	235	2,029	2,451	4,480
Balance, March 31, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		580,923	2,372	(2,372)	-	-	-	-	-	-
Share-based compensation	16(b)	-	-	3,502	-	-	-	3,502	-	3,502
Dividends declared	16(e)	-	-	-	-	-	(4,428)	(4,428)	-	(4,428)
Common shares repurchased as part of normal course issuer bid	16(f)	(315,824)	(846)	-	-	-	-	(846)	-	(846)
Distribution to non-controlling interests	18	-	-	-	-	-	-	-	(7,298)	(7,298)
Comprehensive income (loss)		-	-	-	-	(6,834)	30,777	23,943	9,002	32,945
Balance, December 31, 2023		177,036,364	$257,210	$22,023	$25,834	$(50,077)	$256,234	$511,224	$92,482	$603,706

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company’s audited consolidated financial statements for the year ended March 31, 2023. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2023. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2023 with the exception of the mandatory adoption of certain amendments noted below.

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The adoption of this amendment did not have a material impact on the Company’s condensed consolidated interim financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s condensed consolidated interim financial statements.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Amendments to IAS 8 – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, IASB retained the concept of changes in accounting estimates in IFRS with the following clarification:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors of the Company dated February 6, 2024.

(b)	New Accounting Standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the condensed consolidated interim statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	December 31,	March 31,
Name of subsidiaries	Principal activity	incorporation	2023	2023	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.1%	46.1%
Infini Metals Inc.	Holding company	BVI	46.1%	46.1%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	46.1%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	46.1%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	46.1%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	77.5%	Kuanping

(i)	British Virgin Islands (“BVI”)

(d)	Critical Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2023.

3.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operating segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operating Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Huawei	Ying Mining District
Guangdong	Guandong Found	GC
Other	Yunxiang, Xinbaoyuan, and Infini Resources S.A de C.V	BYP, Kuanping, La Yesca
Adminstravtive
Vancouver	Silvercorp Metals Inc and holding companies
Bejing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for operating results

Segmented operating results for the three months ended December 31, 2023 and 2022 are summarized as follows:

Three months ended December 31, 2023
	Mining			Administrative
Statement of operations:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$49,427	$9,081	$-	$-	$-	$58,508
Costs of mine operations	(27,941)	(7,169)	(91)	-	-	(35,201)
Income (loss) from mine operations	21,486	1,912	(91)	-	-	23,307

Operating (expenses) income	(1,778)	101	37	(517)	(3,467)	(5,624)
Finance items	600	100	(7)	45	772	1,510
Income tax expenses	(3,603)	(435)	-	-	(1,085)	(5,123)
Net income (loss)	$16,705	$1,678	$(61)	$(472)	$(3,780)	$14,070

Attributed to:
Equity holders of the Company	13,133	1,662	(33)	(472)	(3,780)	10,510
Non-controlling interests	3,572	16	(28)	-	-	3,560
Net income (loss)	$16,705	$1,678	$(61)	$(472)	$(3,780)	$14,070

Three months ended December 31, 2022
	Mining			Administrative
Statement of operations:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$48,808	$9,843	$-	$-	$-	$58,651
Costs of mine operations	(29,833)	(6,974)	(100)	-	-	(36,907)
Income (loss) from mine operations	18,975	2,869	(100)	-	-	21,744

Operating expenses	(2,521)	(147)	90	(460)	(1,441)	(4,479)
Finance items	108	43	(7)	56	(269)	(69)
Income tax expenses	(2,284)	(16)	(1)	-	42	(2,259)
Net income (loss)	$14,278	$2,749	$(18)	$(404)	$(1,668)	$14,937

Attributed to:
Equity holders of the Company	11,268	2,722	(4)	(404)	(1,666)	11,916
Non-controlling interests	3,010	27	(14)	-	(2)	3,021
Net income (loss)	$14,278	$2,749	$(18)	$(404)	$(1,668)	$14,937

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Segmented operating results for the three nine ended December 31, 2023 and 2022 are summarized as follows:

Nine months ended December 31, 2023
	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$149,842	$22,664	$-	$-	$-	$172,506
Costs of mine operations	(84,825)	(19,828)	(302)	-	-	(104,955)
Income (loss) from mine operations	65,017	2,836	(302)	-	-	67,551

Operating expenses	(2,485)	215	(44)	(1,529)	(11,065)	(14,908)
Finance items, net	1,764	360	(21)	130	2,399	4,632
Income tax expenses	(11,376)	(264)	-	-	(3,582)	(15,222)
Net income (loss)	$52,920	$3,147	$(367)	$(1,399)	$(12,248)	$42,053

Attributable to:
Equity holders of the Company	41,531	3,117	(230)	(1,399)	(12,242)	30,777
Non-controlling interests	11,389	30	(137)	-	(6)	11,276
Net income (loss)	$52,920	$3,147	$(367)	$(1,399)	$(12,248)	$42,053

Nine months ended December 31, 2022
	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$145,729	$28,253	$-	$-	$-	$173,982
Costs of mine operations	(92,414)	(20,225)	(336)	-	-	(112,975)
Income (loss) from mine operations	53,315	8,028	(336)	-	-	61,007

Operating expenses	(2,505)	(292)	(117)	(1,364)	(7,296)	(11,574)
Impairment of mineral rights and properties	-	-	(20,211)	-	-	(20,211)
Finance items, net	1,669	314	(22)	206	(413)	1,754
Income tax expenses	(9,025)	(680)	61	-	(2,513)	(12,157)
Net income (loss)	$43,454	$7,370	$(20,625)	$(1,158)	$(10,222)	$18,819

Attributable to:
Equity holders of the Company	34,061	7,298	(9,922)	(1,158)	(9,906)	20,373
Non-controlling interests	9,393	72	(10,703)	-	(316)	(1,554)
Net income (loss)	$43,454	$7,370	$(20,625)	$(1,158)	$(10,222)	$18,819

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for assets and liabilities as at December 31, 2023 and 2022 is summarized as follows:

December 31, 2023
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$128,046	$10,089	$1,013	$7,656	$71,099	$217,903
Plant and equipment	61,871	14,213	3,016	524	661	80,285
Mineral rights and properties	263,497	34,015	19,770	-	-	317,282
Investment in associates	-	-	-	-	50,757	50,757
Other investments	63	-	-	-	46,919	46,982
Reclamation deposits	853	3,073	-	-	8	3,934
Long-term prepaids and deposits	951	118	93	-	311	1,473
Investment properties	482	-	-	-	-	482
Total assets	$455,763	$61,508	$23,892	$8,180	$169,755	$719,098

Current liabilities	$48,808	$6,064	$385	$274	$2,817	$58,348
Long-term portion of lease obligation	-	-	$-	-	117	117
Deferred income tax liabilities	49,406	66	$998	-	-	50,470
Environmental rehabilitation	4,142	1,368	$947	-	-	6,457
Total liabilities	$102,356	$7,498	$2,330	$274	$2,934	$115,392

March 31, 2023
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$112,936	$20,605	$1,149	$7,608	$76,750	$219,048
Plant and equipment	59,854	15,289	3,314	644	958	80,059
Mineral rights and properties	251,150	32,070	20,206	-	-	303,426
Investment in associates	-	-	-	-	50,695	50,695
Other investments	65	-	-	-	15,475	15,540
Reclamation deposits	3,626	3,348	-	-	7	6,981
Long-term prepaids and deposits	686	89	96	-	-	871
Deferred income tax assets	-	179	-	-	-	179
Total assets	$428,317	$71,580	$24,765	$8,252	$143,885	$676,799

Current liabilities	$33,102	$5,509	$433	$226	$1,970	$41,240
Long-term portion of lease obligation	-	-	-	-	314	314
Deferred income tax liabilities	47,065	-	1,031	-	-	48,096
Environmental rehabilitation	4,883	1,477	958	-	-	7,318
Total liabilities	$85,050	$6,986	$2,422	$226	$2,284	$96,968

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Revenue by metal

Revenue generated for the three months ended December 31, 2023 and 2022 were all earned in China and were comprised of:

	Three months ended December 31, 2023
	Henan Luoning	Guangdong	Total
Gold	$2,305	$-	$2,305
Silver	31,700	2,605	34,305
Lead	12,429	1,782	14,211
Zinc	1,881	4,155	6,036
Other	1,112	539	1,651
	$49,427	$9,081	$58,508

	Three months ended December 31, 2022
	Henan Luoning	Guangdong	Total
Gold	$1,695	$-	$1,695
Silver	29,403	2,514	31,917
Lead	14,401	1,944	16,345
Zinc	2,182	4,639	6,821
Other	1,127	746	1,873
	$48,808	$9,843	$58,651

Revenue generated for the nine months ended December 31, 2023 and 2022 were all earned in China and were comprised of:

	Nine months ended December 31, 2023
	Henan Luoning	Guangdong	Total
Gold	$9,385	$-	$9,385
Silver	94,051	6,559	100,610
Lead	37,433	4,500	41,933
Zinc	5,408	9,902	15,310
Other	3,565	1,703	5,268
	$149,842	$22,664	$172,506

	Nine months ended December 31, 2022
	Henan Luoning	Guangdong	Total
Gold	$5,027	$-	$5,027
Silver	87,793	6,288	94,081
Lead	42,730	5,430	48,160
Zinc	6,849	14,892	21,741
Other	3,330	1,643	4,973
	145,729	$28,253	$173,982

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	Major customers

Revenue from major customers is summarized as follows:

	Nine months ended December 31, 2023
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$40,737	$3,860	$44,597	26%
Customer B	39,763	-	39,763	23%
Customer C	14,556	1,737	16,293	9%
Customer D	32,830	-	32,830	19%
Customer E	14,406	2,693	17,099	10%
	$142,292	$8,290	$150,582	87%

	Nine months ended December 31, 2022
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$24,133	$-	$24,133	14%
Customer B	26,565	-	26,565	15%
Customer C	38,003	686	38,689	22%
Customer D	35,654	-	35,654	20%
Customer E	10,406	1,431	11,837	7%
	$134,761	$2,117	$136,878	78%

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Government fees	$11	$15	$40	$51
Other taxes	797	618	2,176	1,922
	$808	$633	$2,216	$1,973

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31, 2023			Three months ended December 31, 2022
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$146	$290	$436	$139	$285	$424
Office and administrative expenses	362	887	1,249	511	652	1,163
Professional fees	307	251	558	239	97	336
Salaries and benefits	1,648	1,645	3,293	1,441	1,600	3,041
Share-based compensation	765	-	765	841	-	841
	$3,228	$3,073	$6,301	$3,171	$2,634	$5,805

	Nine months ended December 31, 2023			Nine months ended December 31, 2022
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$442	$831	$1,273	$430	$903	$1,333
Office and administrative expenses	1,419	2,435	3,854	1,326	2,038	3,364
Professional fees	721	478	1,199	602	330	932
Salaries and benefits	4,604	4,968	9,572	4,713	4,789	9,502
Share-based compensation	3,502	-	3,502	3,133	-	3,133
	$10,688	$8,712	$19,400	$10,204	$8,060	$18,264

6.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2023	2022	2023	2022
Interest income	$1,561	$516	$4,797	$2,934
Dividend income	-	76	-	76
Interest income	$1,561	$592	$4,797	$3,010

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2023	2022	2023	2022
Interest on lease obligation	$5	9	$18	$35
Impairment charges for expected credit loss against bond investments (Note 8)	-	501	-	946
Loss on disposal of bonds	-	93		93
Unwinding of discount of environmental rehabilitation provision (Note 15)	46	58	147	182
	$51	$661	$165	$1,256

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2023	2022	2023	2022
Current	$3,784	$1,235	$11,152	$7,646
Deferred	1,339	1,024	4,070	4,511
	$5,123	$2,259	$15,222	$12,157

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	Carraying Value	Interest rates	Maturity
As at December 31, 2023
Bonds	$1,403	5.5% - 6.9%	June 9, 2024 - January 16, 2025
Money market instruments	53,612
	$55,015
As at March 31, 2023
Bonds	$3,802	5.5% - 13.0%	January 25, 2023 - January 16, 2025
Money market instruments	53,829
	$57,631

9.	OTHER INVESTMENTS

	December 31, 2023	March 31, 2023
Investments designated as FVTOCI
Public companies	$870	$918
Private companies	63	65
	933	983
Investments designated as FVTPL
Public companies	42,814	11,396
Private companies	3,235	3,161
	46,049	14,557
Total	$46,982	$15,540

The Company makes irrevocable elections, on an instrument-by-instrument basis, to designate other investment as fair value to profit and loss (“FVTPL”) or fair value to other comprehensive income (“FVTOCI”).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
April 1, 2022	$17,768	$(24,336)	$3,703
Loss on equity investments designated as FVTOCI	(1,312)	(1,312)	-
Loss on equity investments designated as FVTPL	(2,318)	-	(2,318)
Acquisition	3,702	-	-
Disposal	(1,035)	-	-
Impact of foreign currency translation	(1,265)	-	-
March 31, 2023	$15,540	$(25,648)	$1,385
Gain on equity investments designated as FVTOCI	5	5	-
Gain on equity investments designated as FVTPL	7,975	-	7,975
Acquisition	23,305	-	-
Disposal	(1,103)	-	-
Impact of foreign currency translation	1,260	-	-
December 31, 2023	$46,982	$(25,643)	$9,360

On August 6, 2023, the Company and OreCorp Limited (ASX: ORR) (“OreCorp”) announced the signing of a binding scheme implementation deed (the “Agreement”) whereby the Company will acquire all fully-paid ordinary shares of OreCorp not held by the Company or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporation Act 2001(Cth) (the “Scheme”), subject to the satisfaction and/or waiver of various conditions, whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, 0.15 Australian dollar (“A$”) in cash and 0.0967 of a Silvercorp common share.

Concurrently with entering into the Agreement, the Company and OreCorp entered into a placement agreement, whereby Silvercorp agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately $18.5 million (A$28.0 million). The placement was completed in August 2023, and as a result, the Company held approximately 15% of the total outstanding ordinary shares of OreCorp. Subsequent to the private placement, the Company acquired additional 3,477,673 OreCorp Shares on the market through the Australian Securities Exchange (the “ASX”) for approximately $1.1 million, and as of December 31, 2023, the Company held 73,889,007 OreCorp Shares, representing 15.74% of the total outstanding ordinary shares of OreCorp.

The Agreement and the Scheme were amended and restated on November 23, 2023 (the “Amending Deed”) to increase the cash consideration from A$0.15 to A$0.19 with no change to the share consideration, being 0.0967 of a Silvercorp common share, for each OreCorp Share.

On December 26, 2023, the Company and OreCorp have entered into a Bid Implementation Deed (“BID”), pursuant to which Silvercorp has agreed to acquire, by means of an off-market takeover offer, all of the OreCorp Shares not already owned by Silvercorp for consideration comprising 0.0967 common shares of Silvercorp and A$0.19 cash per OreCorp Share (the “Consideration”).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Under the BID, Silvercorp and OreCorp have provided undertakings to each other to facilitate the Transaction. The offer is subject to minimal conditions, including:

●	Silvercorp having a relevant interest in at least 50.1% of the OreCorp Shares (not yet met);

●	no regulatory action which could reasonably be expected to restrain, impede or prohibit the Offer and completion of the Transaction;

●	no OreCorp material adverse change or prescribed occurrence (both terms defined in a customary manner); and

●	normal course listing approval for the new Silvercorp Shares to be issued (conditional approval from Toronto Stock Exchange and authorization of the Company’s supplemental listing application from NYSE American received).

The OreCorp Board is unanimously recommending that OreCorp shareholders accept the Offer subject to their Independent Expert’s Report concluding, and continuing to conclude, that the Offer is reasonable to OreCorp shareholders and there being no Superior Proposal. Subject to those same qualifications, the OreCorp Board, who collectively hold 3.94% of the OreCorp Shares, intends to accept the offer in respect of all OreCorp Shares they own or control.

The BID includes market standard deal protection measures equivalent to those previously agreed under the Scheme, including “no talk” and “no due diligence” provisions (subject to a fiduciary out exception) and “no shop”. It also includes notification and matching rights for Silvercorp in the event of a competing proposal. Pursuant to these deal protection measures, OreCorp has agreed, inter alia that it will not solicit, encourage or initiate any competing proposal and further, that it will not participate in any discussions or negotiations with a third party in relation to any competing proposal (unless certain conditions are satisfied, including where a failure to do so would constitute a breach of the OreCorp Board’s fiduciary duties or statutory obligations).

As with the Scheme, under certain circumstances a break fee of approximately A$2.8 million will be payable by OreCorp to Silvercorp if the BID is terminated.

The offer is not subject to the approval of the Silvercorp’s shareholders and is not subject to any financing or due diligence conditions.

In conjunction with the execution of the BID, Silvercorp and OreCorp have mutually agreed to terminate the Agreement and the Amending Deed.

The off-market takeover offer document was dispatched to OreCorp shareholders on January 15, 2024 and since then, the offer is open for acceptance by OreCorp shareholders until February 23, 2024 (Sydney time), unless extended.

On February 1, 2024, the Company announced that it received a Merger Clearance Certificate (dated January 30, 2024) from the Tanzanian Fair Competition Commission (the “FCC”) providing unconditional merger control approval for the Transaction. This approval represents the sole Tanzanian regulatory requirements needed to complete the Transaction and clears any possibility of the potential breach of the “no regulatory action” condition as stated in the BID.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	INVESTMENT IN ASSOCIATES

	Amount	Market value per quoted share prices
Balance, April 1, 2022	$56,841	$146,483
Purchase from open market	874
Paricipation in financing	1,181
Share of net loss	(2,901)
Share of other comprehensive loss	(886)
Dilution loss	(107)
Foreign exchange impact	(4,307)
Balance, March 31, 2023	$50,695	$126,398
Participation in financing	4,982
Dilution Gain	733
Share of net loss	(7,025)
Share of other comprehensive loss	236
Foreign exchange impact	1,136
Balance, December 31, 2023	$50,757	$92,534

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In September 2023, the Company participated in a bought deal financing of common shares of NUAG to acquire an additional 2,541,890 common shares of NUAG for a cost of approximately $5.0 million. As a result of the financing, the Company’s ownership in NUAG was diluted to 27.4% and a dilution gain of $0.7 million was recorded on the unaudited condensed consolidated interim statements of income.

As at December 31, 2023, the Company owned 46,893,506 common shares of NUAG (March 31, 2023 – 44,351,616), representing an ownership interest of 27.4% (March 31, 2023 – 28.2%).

As at December 31, 2023, the carrying value of the investment in NUAG was $48.9 million (March 31, 2023 - $42.3 million), while the market value based on the quoted market price of NUAG’s common share was $89.0 million.

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

On December 15, 2022, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at December 31, 2023, the Company owned 19,514,285 common shares of TIN (March 31, 2023 – 19,514,285), representing an ownership interest of 29.3% (March 31, 2023 – 29.3%).

As at December 31, 2023, the carrying value of the investment in TIN was $1.9 million (March 31, 2023 - $7.4 million), while the market value based on the quoted market price of TIN’s common share was $3.5 million (March 31, 2023 - $6.8 million).

Subsequent to December 31, 2023, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. The Facility has a maturity date of January 31, 2025.

11.	INVESTMENT PROPERTIES

Investment properties consist of:

Cost	Total
Balance, March 31, 2023	$-
Additions	287
Transfer from property, plant, and equipment	838
Impact of foreign currency translation	9
Balance, December 31, 2023	$1,134

Accumulated depreciation and amortization
Balance, March 31, 2023	$-
Depreciation and amortization	(29)
Transfer from property, plant, and equipment	(619)
Impact of foreign currency translation	(4)
Balance, December 31, 2023	$(652)

Carrying amounts
Balance, March 31, 2023	$-
Balance, December 31, 2023	$482

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately $2.8 million as at December 31,2023.

During the three and nine months ended December 31, 2023, the Company recorded rental income of $0.03 million and $0.09 million, which was included in other expense on the unaudited condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	PLANT AND EQUIPMENT

Plant and equipment consist of:

Cost	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Balance as at April 1, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551
Additions	499	1,169	3,097	879	9,925	15,569
Disposals	(985)	(511)	(1,085)	(494)	-	(3,075)
Reclassification of asset groups	4,400	33	655	-	(5,088)	-
Impact of foreign currency translation	(9,040)	(821)	(2,672)	(636)	(212)	(13,381)
Balance as at March 31, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	144	575	1,704	505	6,890	9,818
Disposals	(1,060)	(176)	(940)	(273)	-	(2,449)
Reclassification of asset groups	1,941	53	334	-	(2,328)	-
Impact of foreign currency translation	(3,509)	(296)	(1,109)	(256)	(197)	(5,367)
Ending balance as at December 31, 2023	$109,637	$11,035	$34,363	$8,038	$11,593	$174,666

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)
Disposals	733	500	767	407	-	2,407
Depreciation and amortization	(4,373)	(940)	(2,162)	(660)	-	(8,135)
Impact of foreign currency translation	4,443	530	1,847	436	-	7,256
Balance as at March 31, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$-	$(92,605)
Disposals	777	162	211	196	-	1,346
Depreciation and amortization	(3,258)	(653)	(1,605)	(459)	-	(5,975)
Impact of foreign currency translation	1,748	183	748	174	-	2,853
Ending balance as at December 31, 2023	$(57,514)	$(7,450)	$(23,859)	$(5,558)	$-	$(94,381)

Carrying amounts
Balance as at March 31, 2023	$55,340	$3,737	$11,161	$2,593	$7,228	$80,059
Ending balance as at December 31, 2023	$52,123	$3,585	$10,504	$2,480	$11,593	$80,285

The carrying value of the plant and equipment of each reporting segment is summarized as follows:

Carrying amounts as at December 31, 2023	Ying Mining District	GC	Other	Administrative	Total
Land use rights and building	$38,932	$9,978	$2,269	$944	$52,123
Office equipment	2,893	436	52	204	3,585
Machinery	7,082	3,289	133	-	10,504
Motor vehicles	2,055	318	70	37	2,480
Construction in progress	10,909	192	492	-	11,593
Total	$61,871	$14,213	$3,016	$1,185	$80,285

Carrying amounts as at March 31, 2023	Ying Mining District	GC	Other	Adminstrative	Total
Land use rights and building	$41,155	$10,403	$2,490	$1,292	$55,340
Office equipment	2,991	440	63	243	3,737
Machinery	7,433	3,568	160	-	11,161
Motor vehicles	2,067	367	92	67	2,593
Construction in progress	6,208	511	509	-	7,228
Total	$59,854	$15,289	$3,314	$1,602	$80,059

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	Kuanping	La Yesca	Total
Balance as at April 1, 2022	$397,335	$65,092	$124,906	$13,380	$19,335	$620,048
Capitalized expenditures	35,632	-	4,839	907	876	42,254
Environmental rehabilitation	(224)	(36)	12	-	-	(248)
Foreign currency translation impact	(30,731)	(1,192)	(9,639)	(1,034)	-	(42,596)
Balance as at March 31, 2023	$402,012	$63,864	$120,118	$13,253	$20,211	$619,458
Capitalized expenditures	35,681	-	4,901	209	-	40,791
Foreign currency translation impact	(12,637)	(454)	(3,760)	(427)	-	(17,278)
Balance as at December 31, 2023	$425,056	$63,410	$121,259	$13,035	$20,211	$642,971

Impairment and accumulated depletion
Balance as at April 1, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$(293,600)
Impairment	-	-	-	-	(20,211)	(20,211)
Depletion	(18,689)	-	(2,398)	-	-	(21,087)
Foreign currency translation impact	11,091	610	7,165	-	-	18,866
Balance as at March 31, 2023	$(150,862)	$(56,911)	$(88,048)	$-	$(20,211)	$(316,032)
Depletion	(15,423)	-	(1,953)	-	-	(17,376)
Foreign currency translation impact	4,726	236	2,757	-	-	7,719
Balance as at December 31, 2023	$(161,559)	$(56,675)	$(87,244)	$-	$(20,211)	$(325,689)

Carrying amounts
Balance as at March 31, 2023	$251,150	$6,953	$32,070	$13,253	$-	$303,426
Balance as at December 31, 2023	$263,497	$6,735	$34,015	$13,035	$-	$317,282

14.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2022	$182	$1,263
Interest accrual	4	43
Interest received or paid	(4)	(43)
Principal repayment	(172)	(597)
Foreign exchange impact	(10)	(83)
Balance, March 31, 2023	$-	$583
Interest accrual		18
Interest received or paid		(18)
Principal repayment		(195)
Foreign exchange impact		10
Balance, December 31, 2023	$-	$398
Less: current portion	-	(281)
Non-current portion	$-	$117

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at December 31, 2023:

Lease Obligation
Within 1 year	$291
Between 2 to 5 years	121
Total undiscounted amount	412
Less future interest	(14)
Total discounted amount	$398
Less: current portion	(281)
Non-current portion	$117

The lease obligation was discounted using an estimated incremental borrowing rate of 5%.

15.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table summarizes the changes of the Company’s discounted environmental rehabilitation obligation.

Total
Balance, April 1, 2022	$8,739
Reclamation expenditures	(740)
Unwinding of discount of environmental rehabilitation	239
Revision of provision	(248)
Foreign exchange impact	(672)
Balance, March 31, 2023	$7,318
Reclamation expenditures	(766)
Unwinding of discount of environmental rehabilitation	147
Foreign exchange impact	(242)
Balance, December 31, 2023	$6,457

16.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2023 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs. The Company has not yet granted any PSUs since the Plan was implemented.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

For the three and nine months ended December 31, 2023, a total of $0.8 million and $3.5 million, respectively (three and nine months ended December 31, 2022 - $0.8 million and $3.1 million, respectively) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(c)	Stock options

The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD$
Balance, March 31, 2022	995,335	$7.28
Options granted	595,000	3.95
Options cancelled/forfeited	(158,667)	6.29
Balance, March 31, 2023	1,431,668	$6.01
Options cancelled/forfeited	(43,334)	7.59
Balance, December 31, 2023	1,388,334	$5.96

The following table summarizes information about stock options outstanding as at December 31, 2023:

Exercise price in CAD$	Number of options outstanding at December 31, 2023	Weighted average remaining contractual life (Years)	Weighted average exercise price in CAD$	Number of options exercisable at December 31, 2023	Weighted average exercise price in CAD$
$3.93	473,000	3.32	$3.93	239,000	$3.93
$4.08	60,000	4.15	$4.08	10,000	$4.08
$5.46	480,334	1.40	$5.46	480,334	$5.46
$9.45	375,000	1.86	$9.45	375,000	$9.45
$3.93 to $9.45	1,388,334	2.30	$5.96	1,104,334	$6.47

The options were granted to directors, officers, and employees with a life of five years subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

Subsequent to December 31, 2023, a total of 13,333 options with exercise prices from CAD$3.93 - CAD$5.46 were cancelled and/or forfeited.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	RSUs

The following is a summary of RSUs transactions:

	Number of shares	Weighted average grant date closing price per share $CAD
Balance, March 31, 2022	1,636,165	$6.47
Granted	1,154,000	3.96
Forfeited	(159,792)	5.44
Distributed	(503,703)	6.04
Balance, March 31, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(70,332)	5.13
Distributed	(580,923)	5.56
Balance, December 31, 2023	2,531,415	$5.22

Subsequent to December 31, 2023, a total of 341,834 RSUs were distributed.

(e)	Cash dividends

During the three and nine months ended December 31, 2023, dividends of $2.2 and $4.4 million, respectively, (three and nine months ended December 31, 2022 - $2.2 and $4.4 million, respectively) were declared and paid.

(f)	Normal course issuer bid

On August 24, 2022, the Company announced a normal course issuer bid (the “2022 NCIB”) which allows it to repurchase and cancel up to 7,079,407 of its own common shares until August 28, 2023.

On September 15, 2023, the Company announced a normal course issuer bid (the “2023 NCIB”), which allowed the Company to repurchase and cancel up to 8,487,191 of its own common shares until September 18, 2024.

During the three and nine months ended December 31, 2023, the Company repurchased a total of 119,270 and 315,824, respectively, (three and nine months ended December 31, 2022 – nil and 838,237, respectively) common shares at a cost of $0.3 million and $0.8 million, respectively (three and nine months ended December 31, 2022 – $nil and $2.1 million, respectively), under the normal course issuer bids. All shares bought were subsequently cancelled.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2023	March 31, 2023
Change in fair value on equity investments designated as FVTOCI	$24,349	$24,355
Share of other comprehensive loss in associate	1,177	1,380
Currency translation adjustment	24,551	17,508
Balance, end of the period	$50,077	$43,243

The change in fair value on equity investments designated as FVTOCI and share of other comprehensive loss in associates are net of tax of $nil for all periods presented.

18.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718
Share of net income (loss)	11,584	(121)	(157)	78	(10,892)	492
Share of other comprehensive loss	(6,037)	(351)	(118)	(46)	-	(6,552)
Distributions	(9,934)	(946)	-	-	-	(10,880)
Balance, March 31, 2023	$85,282	$3,510	$2,640	$(149)	$(505)	$90,778
Share of net income (loss)	10,874	513	(120)	30	(21)	11,276
Share of other comprehensive loss	(2,061)	(57)	(72)	(84)	-	(2,274)
Distributions	(6,615)	(633)	-	(50)	-	(7,298)
Balance, December 31, 2023	$87,480	$3,333	$2,448	$(253)	$(526)	$92,482

As at December 31, 2023, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2023 – 22.5%, 20%, 30%, 1%, and 53.9%, respectively).

19.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

	December 31, 2023	March 31, 2023
NUAG (a)	$125	$51
TIN (b)	171	37
	$296	$88

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2023, the Company recovered $0.2 million and $0.7 million, respectively (three and nine months ended December 31, 2022 - $0.2 million and $0.7 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2023, the Company recovered $0.1 million and $0.3 million, respectively (three and nine months ended December 31, 2022 - $0.07 million and $0.1 million, respectively,), from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

20.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2023 and March 31, 2023 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$143,280	$-	$-	$143,280
Short-term investments - money market instruments	53,612	-	-	53,612
Investments in public companies	43,684	-	-	43,684
Investments in private companies	-	-	3,298	3,298

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Fair value as at March 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$145,692	$-	$-	$145,692
Short-term investments - money market instruments	53,829	-	-	53,829
Investments in public companies	12,314	-	-	12,314
Investments in private companies	-	-	3,226	3,226

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2023 and March 31, 2023, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2023 and 2022.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	December 31, 2023
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$52,539	$-	$52,539
Lease obligation	291	121	412
Deposits received	4,354	-	4,354
Total Contractual Obligation	$57,184	$121	$57,305

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the parent entity, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”) and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at December 31, 2023 is summarized as follows:

	Cash and cash equivelents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets explosure	Effect of +/- 10% change in currency
US dollar	$68,539	$1,403	$2,654	$(330)	$72,266	$7,227
Australian dollar	253	-	32,294	-	32,547	3,255
	$68,792	$1,403	$34,948	$(330)	$104,813	$10,482

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at December 31, 2023, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2023 (at March 31, 2023 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $4.3 million and $0.1 million, respectively.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2023 and
for the three and nine months ended December 31, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

21.	SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes adjustments for changes in working capital items and significant non-cash items:

	Three Months Ended December 31,		Nine Months Ended December 31,
Changes in non-cash operating working capital:	2023	2022	2023	2022
Trade and other receivables	$1,437	$364	$1,497	$1,736
Inventories	(3,007)	483	(3,043)	657
Prepaids and deposits	(2,313)	1,089	(3,451)	(7)
Accounts payable and accrued liabilities	3,387	3,712	12,819	3,960
Deposits received	390	(3,923)	454	(2,470)
Due from a related party	(29)	(45)	(202)	(56)
	$(135)	$1,680	$8,074	$3,820

The following table summarizes other adjustments for non-cash items related to capital expenditures and acquisition transactions:

	Three Months Ended December 31,		Nine Months Ended December 31,
Non-cash capital transactions:	2023	2022	2023	2022
Environmental rehablitation expenditure paid from reclamation deposit	$390	$107	$233	$257
Additions of plant and equipment included in accounts payable and accrued liabilities	$1,749	$1,065	1,104	2,159
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$1,106	$(1,279)	$2,197	$1,033

Cash and cash equivalents consist of:

	December 31, 2023	March 31, 2023
Cash on hand and at bank	$47,310	$50,871
Bank term deposits and short-term money market investments	95,970	94,821
Total cash and cash equivalents	$143,280	$145,692